FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

i-80 Gold Corp. (the "Company")
Suite 2500, Park Place

666 Burrard Street
Vancouver, BC V6C 2X8

Item 2 Date of Material Change

February 20, 2024

Item 3 News Release

A news release with respect to the material change referred to in this report was issued by the Company on February 21, 2024 through Canada Newswire, a copy of which was subsequently filed on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

Item 4 Summary of Material Change

On February 20, 2024, the Company closed the first tranche of a non-brokered private placement (the "Private Placement"), raising gross proceeds of C$21,580,567.20 through the issuance of 11,989,204 common shares (each, a "Common Share") at a price of C$1.80 per Common Share.

Item 5 Full Description of Material Change

On February 20, 2024, the Company completed the first tranche of the Private Placement. for aggregate gross proceeds to the Company of C$21,580,567.20. The Company subsequently closed a second tranche of the Private Placement and issued an additional 1,000,000 Common Shares for additional gross proceeds of C$1,800,000. In total, the Company raised aggregate gross proceeds of C$23,380,567.20 from the sale of an aggregate of 12,989,204 Common Shares.

The Company intends to use the net proceeds of the Private Placement for exploration and development of its mineral projects in Nevada, and for working capital and general corporate purposes.

Insider Participation

The following "insiders" of the Company have subscribed for Common Shares under the Private Placement (the "Insider Participation"):

Insider	Insider Relationship	Common Shares Purchased (#)	Subscription Amount (C$)
Ewan Downie	Director and Senior Officer of the Company	110,000	$198,000
Matthew Gollat	Senior Officer of the Company	28,000	$50,400
John Seaman	Director of the Company	10,000	$18,000
John Begeman	Director of the Company	6,000	$10,800
Eva Bellissimo	Director of the Company	5,600	$10,080
Christina McCarthy	Director of the Company	2,804	$5,047.20
	Totals	162,404	$292,327.20

Each of the subscriptions by an "insider" is considered to be a "related party transaction" for purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Insider Participation is exempt from the formal valuation and minority shareholder requirements under MI 61-101 in reliance upon the exemptions contained in sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than the 25% of the Company's market capitalization. The Company did not file a material change report more than 21 days before the closing date of the Private Placement as the details of the Private Placement and the Insider Participation were not settled until shortly prior to the closing of the Private Placement, and the Company wished to close the Private Placement on an expedited basis for sound business reasons.

In connection with the Private Placement, the Company paid certain arm's length finders cash fees in the aggregate amount of C$511,542. All securities issued under the Private Placement are subject to a hold period expiring four months and one day from the date of issuance.

The board of directors of the Company determined that the Private Placement was in the Company's best interests and unanimously approved the Private Placement.

There are no "prior valuations" (as defined in MI 61-101) in respect of the Company that relate to or are otherwise relevant to the Private Placement, the existence of which are known, after reasonable inquiry, to the Company or to any director or senior officer of the Company, that have been made in the 24 months before the closing date of the Private Placement. There have been no bona fide prior offers that relate to the Private Placement or otherwise relevant to the Private Placement which were received by the Company during the 24 months before the Private Placement was agreed to.

This material change report does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and, accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws, unless an exemption from such registration is available.

Item 5.2 Disclosure of Restructuring Arrangements

Not applicable.

Item 6 Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, please contact:

Ewan Downie, Chief Executive Officer Phone: 1.866.525.6450

Email: info@i80gold.com

Item 9 Date of Report

March 1, 2024